Exhibit 99.1

ITAÚ CORPBANCA ANNOUNCES SALE OF CERTAIN RIGHTS BY CORPGROUP

SANTIAGO, CHILE, October 22, 2021 – On October 4, 2021, ITAÚ CORPBANCA (NYSE: ITCB) (the “Company”) commenced a statutory preemptive rights offering (the “Statutory Preemptive Rights Offering”) relating to an offering of rights (the “Rights”) entitling holders of the Company’s outstanding common shares, including shares represented by American Depository Shares, to acquire an aggregate of 461,111,111,111 of the Company’s common shares. As of the record date of the Statutory Preemptive Rights Offering, Corp Group Banking S.A. (“CorpGroup”) and its affiliates held 27.16% of the Company’s outstanding common shares and is entitled to a corresponding amount of Rights. However, CorpGroup’s ability to exercise such Rights is subject to the oversight and approval of the United States Bankruptcy Court for the District of Delaware (the “Court”) due to CorpGroup being subject to the Court’s oversight and jurisdiction as a result of CorpGroup having filed for protection under the United States Bankruptcy Code on June 25, 2021.

CorpGroup has filed a request with the Court to allow CorpGroup to sell its Rights. Pursuant to the order of the Court dated October 20, 2021, CorpGroup will offer for sale 10.6% of its Rights in an auction in Chile (subasta), and the remaining 16.56% will be transferred to creditors of CorpGroup, including affiliates of Itaú Unibanco Holding S.A., the Company’s controlling shareholder.

In connection with the auction, on October 20, 2021, CorpGroup informed us that it had appointed BTG Pactual Chile S.A. Corredores de Bolsa  and Larrain Vial S.A. Corredora de Bolsa  to facilitate the sale of CorpGroup’s Rights in such auction, for which they will receive customary fees. The auction is expected to commence on Friday, October 22, 2021 and conclude on Tuesday October 26, 2021. Banco BTG Pactual S.A.— Cayman Branch, together with its affiliates, and Larrain Vial S.A. Corredora de Bolsa are also acting as dealer managers in connection with the Statutory Preemptive Rights Offering and may also act as placement agents with respect to any Company common shares that are not subscribed for in the Statutory Preemptive Rights Offering.

The Company is not involved in the auction or the distribution to creditors of CorpGroup’s Rights and can offer no assurances that appeals will not be filed by creditors and other interested third parties in connection with the auction, creditor distribution or the Court’s approval thereof.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. By their nature, all forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that are difficult to predict and/or quantify. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in the Company’s SEC filings, including those set forth in the Risk Factors section and under the heading “Cautionary Language Regarding Forward-Looking Statements” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

You are cautioned not to place undue reliance on the Company’s forward-looking statements. The Company’s forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise.

Contact Information

For further information, please contact:

ITAÚ CORPBANCA

Rosario Norte 660

Las Condes

Santiago, Chile

Attention: Investor Relations

Telephone Number: +562-2660-1751